UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13D-1(A) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(A).
                         (AMENDMENT NO. ______________)*

                                  WEBHIRE, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   76126W 10 8
       ------------------------------------------------------------------
                                 (CUSIP Number)
-------------------------------------------------------------------------------
                                  RONALD FISHER
                                  SOFTBANK INC.
                           10 LANGLEY ROAD, SUITE 403
                             NEWTON CENTRE, MA 02159
                                 (617) 928-9300
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               SEPTEMBER 24, 1999
       ------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------                            ---------------------------
CUSIP NO.  76126W 10 8                              PAGE  2  OF   20  PAGES
------------------------                            ---------------------------


-------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       SOFTBANK CAPITAL PARTNERS LP

-------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) [_]
                                                                        (B) [_]

-------------------------------------------------------------------------------
  3    SEC USE ONLY


-------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

        WC
-------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   [_]

-------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
-------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                         0
                    -----------------------------------------------------------
    NUMBER OF       8    SHARED VOTING POWER
      SHARES             5,279,934
   BENEFICIALLY     -----------------------------------------------------------
     OWNED BY       9    SOLE DISPOSITIVE POWER
       EACH              0
    REPORTING       -----------------------------------------------------------
      PERSON        10   SHARED DISPOSITIVE POWER
       WITH              5,279,934
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,279,934
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              [_]

-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        36.7%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------------                            ---------------------------
CUSIP NO.  76126W 10 8                              PAGE  3  OF   20  PAGES
------------------------                            ---------------------------


-------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       SOFTBANK CAPITAL PARTNERS LLC

-------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) [_]
                                                                        (B) [_]

-------------------------------------------------------------------------------
  3    SEC USE ONLY


-------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

        AF
-------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   [_]

-------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
-------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                         0
                    -----------------------------------------------------------
    NUMBER OF       8    SHARED VOTING POWER
      SHARES             5,355,943
   BENEFICIALLY     -----------------------------------------------------------
     OWNED BY       9    SOLE DISPOSITIVE POWER
       EACH              0
    REPORTING       -----------------------------------------------------------
      PERSON        10   SHARED DISPOSITIVE POWER
       WITH              5,355,943
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,355,943
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              [_]

-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        37.2%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       OO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------------                            ---------------------------
CUSIP NO.  76126W 10 8                              PAGE  4  OF   20  PAGES
------------------------                            ---------------------------


-------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       RONALD D. FISHER

-------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) [_]
                                                                        (B) [_]

-------------------------------------------------------------------------------
  3    SEC USE ONLY


-------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

        AF
-------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   [_]

-------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
-------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                         0
                    -----------------------------------------------------------
    NUMBER OF       8    SHARED VOTING POWER
      SHARES             5,355,943
   BENEFICIALLY     -----------------------------------------------------------
     OWNED BY       9    SOLE DISPOSITIVE POWER
       EACH              0
    REPORTING       -----------------------------------------------------------
      PERSON        10   SHARED DISPOSITIVE POWER
       WITH              5,355,943
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,355,943
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              [_]

-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        37.2%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------------                            ---------------------------
CUSIP NO.  76126W 10 8                              PAGE  5  OF   20  PAGES
------------------------                            ---------------------------


-------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       CHARLES R. LAX

-------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) [_]
                                                                        (B) [_]

-------------------------------------------------------------------------------
  3    SEC USE ONLY


-------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

        AF
-------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   [_]

-------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
-------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                         0
                    -----------------------------------------------------------
    NUMBER OF       8    SHARED VOTING POWER
      SHARES             5,355,943
   BENEFICIALLY     -----------------------------------------------------------
     OWNED BY       9    SOLE DISPOSITIVE POWER
       EACH              0
    REPORTING       -----------------------------------------------------------
      PERSON        10   SHARED DISPOSITIVE POWER
       WITH              5,355,943
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,355,943
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              [_]

-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        37.2%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------------                            ---------------------------
CUSIP NO.  76126W 10 8                              PAGE  6  OF   20  PAGES
------------------------                            ---------------------------


-------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       SOFTBANK CAPITAL PARTNERS INVESTMENT INC.

-------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) [_]
                                                                        (B) [_]

-------------------------------------------------------------------------------
  3    SEC USE ONLY


-------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

        AF
-------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   [_]

-------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
-------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                         0
                    -----------------------------------------------------------
    NUMBER OF       8    SHARED VOTING POWER
      SHARES             5,355,943
   BENEFICIALLY     -----------------------------------------------------------
     OWNED BY       9    SOLE DISPOSITIVE POWER
       EACH              0
    REPORTING       -----------------------------------------------------------
      PERSON        10   SHARED DISPOSITIVE POWER
       WITH              5,355,943
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,355,943
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              [_]

-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        37.2%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------------                            ---------------------------
CUSIP NO.  76126W 10 8                              PAGE  7  OF   20  PAGES
------------------------                            ---------------------------


-------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       SOFTBANK HOLDINGS INC.

-------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) [_]
                                                                        (B) [_]

-------------------------------------------------------------------------------
  3    SEC USE ONLY


-------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

        AF
-------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   [_]

-------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
-------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                         0
                    -----------------------------------------------------------
    NUMBER OF       8    SHARED VOTING POWER
      SHARES             5,355,943
   BENEFICIALLY     -----------------------------------------------------------
     OWNED BY       9    SOLE DISPOSITIVE POWER
       EACH              0
    REPORTING       -----------------------------------------------------------
      PERSON        10   SHARED DISPOSITIVE POWER
       WITH              5,355,943
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,355,943
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              [_]

-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        37.2%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       HC, CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------------                            ---------------------------
CUSIP NO.  76126W 10 8                              PAGE  8  OF   20  PAGES
------------------------                            ---------------------------


-------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       SOFTBANK CORP.

-------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) [_]
                                                                        (B) [_]

-------------------------------------------------------------------------------
  3    SEC USE ONLY


-------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

        AF
-------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   [_]

-------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

        JAPAN
-------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                         0
                    -----------------------------------------------------------
    NUMBER OF       8    SHARED VOTING POWER
      SHARES             5,355,943
   BENEFICIALLY     -----------------------------------------------------------
     OWNED BY       9    SOLE DISPOSITIVE POWER
       EACH              0
    REPORTING       -----------------------------------------------------------
      PERSON        10   SHARED DISPOSITIVE POWER
       WITH              5,355,943
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,355,943
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              [_]

-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        37.2%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       HC, CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------------                            ---------------------------
CUSIP NO.  76126W 10 8                              PAGE  9  OF   20  PAGES
------------------------                            ---------------------------


-------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       MASAYOSHI SON

-------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) [_]
                                                                        (B) [_]

-------------------------------------------------------------------------------
  3    SEC USE ONLY


-------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

        AF
-------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   [_]

-------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

        JAPAN
-------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                         0
                    -----------------------------------------------------------
    NUMBER OF       8    SHARED VOTING POWER
      SHARES             5,355,943
   BENEFICIALLY     -----------------------------------------------------------
     OWNED BY       9    SOLE DISPOSITIVE POWER
       EACH              0
    REPORTING       -----------------------------------------------------------
      PERSON        10   SHARED DISPOSITIVE POWER
       WITH              5,355,943
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,355,943
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              [_]

-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        37.2%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

------------------------                            ---------------------------
CUSIP NO.  76126W 10 8                              PAGE  10  OF   20  PAGES
------------------------                            ---------------------------

         SOFTBANK Capital Partners LP, a Delaware limited partnership ("SB Capital Partners"), SOFTBANK Capital Partners LLC, a Delaware limited liability company ("SB CP LLC"), SOFTBANK Capital Partners Investment Inc., a Delaware corporation ("SB CPI"), Ronald D. Fisher ("Mr. Fisher") and Charles R. Lax ("Mr. Lax"), both U.S. citizens, SOFTBANK Holdings Inc., a Delaware corporation ("SBH"), SOFTBANK Corp., a Japanese corporation ("SOFTBANK"), and Masayoshi Son, a Japanese citizen ("Mr. Son"), hereby file this statement on Schedule 13D to report the shares of Common Stock, par value $.01 per share (the "Common Stock"), of Webhire, Inc., a Delaware corporation (the "Company"), beneficially owned by them. SB Capital Partners, SB CP LLC, SB CPI, Mr. Fisher, Mr. Lax, SBH, SOFTBANK and Mr. Son are collectively referred to as the "Reporting Persons."

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock of the Company. The principal executive offices of the Company are located at 91 Hartwell Avenue, Lexington, Massachusetts 02421.


ITEM 2.  IDENTITY AND BACKGROUND.

         SB Capital Partners is an investment fund managed by its sole general partner, SB CP LLC. Securities owned by SB Capital Partners may be regarded as being beneficially owned by SB CP LLC, its general partner.

         Pursuant to the Limited Liability Company Agreement of SB CP LLC, investment decisions by SB CP LLC must be approved by SB CPI, its investment member, and by either Mr. Fisher or Mr. Lax, its managers. As a result, SB CPI, Mr. Fisher and Mr. Lax share voting power and investment power over securities beneficially owned by SB CP LLC and therefore may be regarded as beneficial owners of such securities.

         SB CPI is a wholly owned subsidiary of SBH, which in turn is a wholly owned subsidiary of SOFTBANK. Mr. Son is the President and Chief Executive Officer of SOFTBANK and owns an approximately 43.3% interest in SOFTBANK. Accordingly, securities beneficially owned by SB CPI may be deemed beneficially owned by SBH; securities beneficially owned by SBH may be deemed beneficially owned by SOFTBANK; and securities beneficially owned by SOFTBANK may be deemed beneficially owned by Mr. Son.

         The principal business of SB Capital Partners is to make capital investments in companies operating in the areas of the Internet and Internet related technologies. SB CP LLC was formed to manage the businesses of SB Capital Partners, and Mr. Fisher and Mr. Lax are managers of SB CP LLC. The principal business of SBH is to act as a holding company for operations and investments of SOFTBANK. SOFTBANK's principal businesses include the provision of information and distribution services and infrastructure for the digital information industry, the distribution of computer software and network products and the publication of Japanese computer technology magazines.

------------------------                            ---------------------------
CUSIP NO.  76126W 10 8                              PAGE  11  OF   20  PAGES
------------------------                            ---------------------------


         The principal business offices of SB Capital Partners, SB CP LLC, SB CPI and SBH are located at 10 Langley Road, Suite 403, Newton Centre, Massachusetts 02159, which is also the business address of Mr. Fisher and Mr. Lax. The principal business offices of SOFTBANK are located at 24-1, Nihonbashi-Hakozaki-cho, Chuo-ku, Tokyo 103 Japan, which is also Mr. Son's business address.

         Schedules 1, 2, 3 and 4 hereto set forth the following information with respect to each executive officer and director of SOFTBANK, SBH, SB CP LLC, SB
CPI: (i) name, (ii) business address, (iii) citizenship and (iv) present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted. Unless otherwise stated, the principal business and address of any corporation or other organization in which such employment is conducted are stated in the two preceding paragraphs.

         During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Schedules 1, 2, 3 and 4, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source and amount of the funds used in making the purchases of the shares of Common Stock reported herein were available working capital of SB Capital Partners in the amount of $28,821,722. No funds were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.


ITEM 4.   PURPOSE OF TRANSACTION.

         The purpose of the acquisition of the shares of Common Stock by the Reporting Persons described herein was to make an investment in the Company. Except as set forth below, at the present time the Reporting Persons have no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries,
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to

------------------------                            ---------------------------
CUSIP NO.  76126W 10 8                              PAGE  12  OF   20  PAGES
------------------------                            ---------------------------


be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

         On September 24, 1999, SB Capital Partners purchased 3,713,419 shares of Common Stock from the Company for a purchase price of $5.05 per share pursuant to a Stock Purchase Agreement dated July 19, 1999 ("Webhire Agreement"). On the same day, SB Capital Partners also purchased 1,647,555 shares of Common Stock from Amazon.com, Inc., a Delaware corporation ("Amazon"), for a purchase price of $6.43 per share pursuant to a Stock Purchase Agreement dated July 19, 1999 (the "Amazon Agreement"), and on the same day, a total of 81,621 shares purchased from Amazon were transferred to Yahoo! Inc., a Delaware corporation, for $6.43 per share. The Webhire Agreement and the Amazon Agreement are herein referred to collectively as the "Agreements." As a result of the foregoing transactions, SB Capital Partners owns 5,279,353 shares of the Common Stock of the Company.

         Pursuant to the terms of the Webhire Agreement, SB Capital Partners is entitled to appoint two members of the Company's Board of Directors. For so long as SB Capital Partners owns at least 10% of the Company's outstanding Common Stock, it will be entitled to nominate one director each time a class of directors in which one of its representatives serves is subject to election. Additionally, one of the SB Capital Partners directors will be entitled to serve as a member of the audit and compensation committees of the Board of Directors.

         The Webhire Agreement provides that, for so long as SB Capital Partners holds 10% or more of the Company's outstanding Common Stock, the Company, with limited exceptions, will notify SB Capital Partners each time the Company proposes to offer any shares of any class of capital stock (or securities convertible into or exercisable for shares of capital stock). Within 30 days of receiving such notice, SB Capital Partners will have the right to purchase, at the same price and on the same terms as such offer, up to that portion of such securities which equals the percentage interest in the Company then held by SB Capital Partners (calculated assuming full conversion and exercise of all convertible or exercisable securities then outstanding).

         Under the terms of the Webhire Agreement, in the event that the Company proposes to enter into (i) a joint venture for operations in the United Kingdom, Continental Europe or Japan or (ii) a business transaction with any competitor of SB Capital Partners' affiliate ZDNet, the Company will afford SB Capital Partners or one of its affiliates the opportunity to participate in the transaction on terms and conditions mutually acceptable to both parties.

         All references to the Agreements described above are qualified in their entirety by the full text of such agreements, copies of which are attached as Exhibits C and D hereto and are incorporated by reference herein.

------------------------                            ---------------------------
CUSIP NO.  76126W 10 8                              PAGE  13  OF   20  PAGES
------------------------                            ---------------------------


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         TOTAL OUTSTANDING SHARES. According to information provided to the Reporting Persons by EquiServe, the transfer agent for Common Stock of the Company, as of September 30, 1999, the total number of shares of Common Stock outstanding was 14,397,825.

         SB CAPITAL PARTNERS. As of the date of filing this statement, SB Capital Partners beneficially owns 5,279,934 shares of Common Stock, representing approximately 36.7% of the Common Stock outstanding.

         SB CP LLC. By virtue of being the general partner of both SB Capital Partners and SOFTBANK Capital Advisors Fund LP, a Delaware limited partnership ("Advisors Fund"), which purchased 76,590 shares of Common Stock pursuant to the Agreements on September 24,1999, SB CP LLC may be deemed a beneficial owner of a total of 5,355,943 shares of Common Stock consisting of 5,279,934 shares beneficially owned by SB Capital Partners and 76,590 shares beneficially owned by Advisors Fund, or a total of approximately 37.2% of the Common Stock outstanding.

         SB CPI, MR. FISHER AND MR. LAX. By virtue of their joint control over investment decisions of SB CP LLC, SB CPI, Mr. Fisher and Mr. Lax may be deemed beneficial owners of 5,355,943 shares of Common Stock beneficially owned by SB CP LLC, or approximately 37.2% of the Common Stock outstanding.

         SBH. By virtue of its ownership of all the outstanding stock of SB CPI, SBH may be deemed a beneficial owner of the 5,355,943 shares of Common Stock beneficially owned by SB CPI, or approximately 37.2% of the Common Stock outstanding.

         SOFTBANK. SOFTBANK may be deemed a beneficial owner of the 5,355,943 shares of Common Stock beneficially owned by SBH, its wholly owned subsidiary, or approximately 37.2% of the Common Stock outstanding.

         MR. SON. Mr. Son is the President and Chief Executive Officer of SOFTBANK and owns an approximately 43.3% interest in SOFTBANK. Accordingly, the 5,355,943 shares of Common Stock beneficially owned by SOFTBANK, representing approximately 37.2% of the Common Stock outstanding, may be regarded as being beneficially owned by Mr. Son.

         None of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule 1, 2, 3 or 4 hereto, has effected any transactions in the securities of the Company during the past 60 days other than those transactions described above.

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CUSIP NO.  76126W 10 8                              PAGE  14  OF   20  PAGES
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ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          TO SECURITIES OF THE ISSUER.

         Except for the Agreements described in Item 4, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule 1, 2, 3 or 4 hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A Agreement of Joint Filing, dated as of October 1, 1999, by and among SB Capital Partners, SB CP LLC, SB CPI, Mr. Fisher, Mr. Lax, SBH, SOFTBANK and Mr. Son.

         Exhibit B Power of Attorney (incorporated by reference to Exhibit 24 to the Statement on Schedule 13G filed by SOFTBANK, Son and SOFTBANK Ventures, Inc. on February 18, 1998 with respect to Concentric Network Corporation).

         Exhibit C Stock Purchase Agreement, dated as of July 19, 1999, by and between the Company and SB Capital Partners.

         Exhibit D Stock Purchase Agreement, dated as of July 19, 1999, by and between Amazon and SB Capital Partners.

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CUSIP NO.  76126W 10 8                              PAGE  15  OF   20  PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 1, 1999                        SOFTBANK CAPITAL PARTNERS LP
                                       By:  SOFTBANK CAPITAL PARTNERS LLC,
                                            General Partner

                                            By: /s/ Ronald D. Fisher
                                                -------------------------------
                                                    Name:  Ronald D. Fisher
                                                    Title: Managing Director


                                       SOFTBANK CAPITAL PARTNERS LLC


                                       By: /s/ Ronald D. Fisher
                                           ------------------------------------
                                           Name:  Ronald D. Fisher
                                           Title: Managing Director


                                       SOFTBANK CAPITAL PARTNERS INVESTMENT INC.


                                       By: /s/ Ronald D. Fisher
                                           ------------------------------------
                                           Name:  Ronald D. Fisher
                                           Title: President


                                       RONALD D. FISHER


                                       By: /s/ Ronald D. Fisher
                                           ------------------------------------
                                           Name: Ronald D. Fisher

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CUSIP NO.  76126W 10 8                              PAGE  16  OF   20  PAGES
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                                        CHARLES R. LAX


                                        By: /s/ Charles R. Lax
                                            -----------------------------------
                                            Name: Charles R. Lax


                                        SOFTBANK HOLDINGS INC.


                                        By: /s/ Stephen A. Grant
                                            -----------------------------------
                                            Name:  Stephen A. Grant
                                            Title: Secretary


                                        SOFTBANK CORP.


                                        By: /s/ Stephen A. Grant
                                            -----------------------------------
                                            Name:  Stephen A. Grant
                                            Title: Attorney-in-Fact


                                        MASAYOSHI SON


                                        By: /s/ Stephen A. Grant
                                            -----------------------------------
                                            Name:  Stephen A. Grant
                                            Title: Attorney-in-Fact

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CUSIP NO.  76126W 10 8                              PAGE  17  OF   20  PAGES
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                                   SCHEDULE 1

            DIRECTORS AND EXECUTIVE OFFICERS OF SOFTBANK CORP.

         The business address for each of the individuals listed below, except Ronald D. Fisher, is 24-1, Nihonbashi-Hakozaki-cho, Chuo-ku, Tokyo 103 Japan. The business address for Ronald D. Fisher is 10 Langley Road, Suite 403, Newton Centre, Massachusetts 02159.

         Each of the individuals listed below is a Japanese citizen, except for Ronald D. Fisher, a citizen of the United States.

NAME                  PRESENT AND PRINCIPAL OCCUPATION
----                  --------------------------------

Masayoshi Son         President, Chief Executive Officer and director of
                      SOFTBANK Corp.; Chairman of the Board, President and director of SOFTBANK Holdings Inc.

Ken Miyauchi          Executive Vice President and director of SOFTBANK Corp.

Norikazu Ishikawa     Executive Vice President and director of SOFTBANK Corp.

Yoshitaka Kitao       Executive Vice President, Chief Financial Officer and
                      director of SOFTBANK Corp.; director of SOFTBANK
                      Holdings Inc.

Makoto Okazaki        Executive Vice President and director of SOFTBANK Corp.

Toshio Inaba          Director of SOFTBANK Corp.

Hiroshi Wada          Director of SOFTBANK Corp.

Goro Hashimoto        Director of SOFTBANK Corp.

Takashi Eguchi        Director of SOFTBANK Corp.

Ronald D. Fisher      Director of SOFTBANK Corp.; Vice Chairman of SOFTBANK
                      Holdings Inc.; Chairman of the Board, President and director of SOFTBANK Capital Partners Investment Inc.;
                      Managing Member of SOFTBANK Capital Partners LLC.

Katsura Sato          Full-Time Corporate Auditor of SOFTBANK Corp.

Saburo Kobayashi      Corporate Auditor of SOFTBANK Corp.

Toshihiro Kiribuchi   Corporate Auditor of SOFTBANK Corp.

Hidekazu Kubokawa     Corporate Auditor of SOFTBANK Corp.

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CUSIP NO.  76126W 10 8                              PAGE  18  OF   20  PAGES
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                                   SCHEDULE 2

           DIRECTORS AND EXECUTIVE OFFICERS OF SOFTBANK HOLDINGS INC.

         The business address for each of the individuals listed below, except Masayoshi Son, Yoshitaka Kitao and Stephen A. Grant, is 10 Langley Road, Suite 403, Newton Centre, Massachusetts 02159. The business address for Masayoshi Son and Yoshitaka Kitao is 24-1, Nihonbashi-Hakozaki-cho, Chuo-ku, Tokyo 103 Japan. The business address for Stephen A. Grant and Sullivan & Cromwell, a law firm, is 125 Broad Street, New York, New York 10004.

         Each of the individuals listed below is a U.S. citizen, except for Masayoshi Son and Yoshitaka Kitao, each a citizen of Japan.


NAME                  PRESENT AND PRINCIPAL OCCUPATION
----                  --------------------------------

Masayoshi Son         Chairman of the Board, President and director of SOFTBANK
                      Holdings Inc.; President, Chief Executive Officer and director of SOFTBANK Corp.

Ronald D. Fisher      Director of SOFTBANK Corp.; Vice Chairman of SOFTBANK
                      Holdings Inc.; Chairman of the Board, President and director of SOFTBANK Capital Partners Investment
                      Inc.; Managing Member of SOFTBANK Capital Partners LLC.

Yoshitaka Kitao       Director of SOFTBANK Holdings Inc.; Executive Vice
                      President, Chief Financial Officer and director of
                      SOFTBANK Corp.

Stephen A. Grant      Secretary of SOFTBANK Holdings Inc.; Secretary of SOFTBANK
                      Capital Partners Investment Inc.; Partner, Sullivan &
                      Cromwell.

Thomas L. Wright      Vice President and Treasurer of SOFTBANK Holdings Inc.

Louis Demarco         Vice President-Tax of SOFTBANK Holdings Inc.; Vice
                      President of SOFTBANK Capital Partners Investment Inc.

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                                   SCHEDULE 3

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                    SOFTBANK CAPITAL PARTNERS INVESTMENT INC.

         The business address for each of the individuals listed below is 10 Langley Road, Suite 403, Newton Centre, Massachusetts 02159.

         Each of the individuals listed below is a U.S. citizen.


NAME                  PRESENT AND PRINCIPAL OCCUPATION
----                  --------------------------------

Ronald D. Fisher      Director of SOFTBANK Corp.; Vice Chairman of SOFTBANK
                      Holdings Inc.; Chairman of the Board, President and director of SOFTBANK Capital Partners Investment Inc.;
                      Managing Member of SOFTBANK Capital Partners LLC.

Louis DeMarco         Vice President-Tax of SOFTBANK Holdings Inc.; Vice
                      President of SOFTBANK Capital Partners Investment Inc.

Stephen A. Grant      Secretary of SOFTBANK Holdings Inc.; Secretary of SOFTBANK
                      Capital Partners Investment Inc.; Partner, Sullivan
                      & Cromwell.

Steven J. Murray      Treasurer of SOFTBANK Capital Partners Investment Inc.

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CUSIP NO.  76126W 10 8                              PAGE  20  OF   20  PAGES
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                                   SCHEDULE 4

        DIRECTORS AND EXECUTIVE OFFICERS OF SOFTBANK CAPITAL PARTNERS LLC

         The business address for each of the individuals listed below is 10 Langley Road, Suite 403, Newton Centre, Massachusetts 02159.

         Each of the individuals listed below is a U.S. citizen.


NAME                  PRESENT AND PRINCIPAL OCCUPATION
----                  --------------------------------

Ronald D. Fisher      Director of SOFTBANK Corp.; Vice Chairman of SOFTBANK
                      Holdings Inc.; Chairman of the Board, President and director of SOFTBANK Capital Partners Investment Inc.;
                      Managing Member of SOFTBANK Capital Partners LLC.

Charles R. Lax        Managing Member of SOFTBANK Capital Partners LLC.